July 7, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Attention: Samantha Brutlag

Re:	Delaying Amendment for Kinetics Mutual Funds, Inc. (the “Registrant”) Registration Statement on Form N-14 (the “Registration Statement”) (File No. 333-218704)

Dear Ms. Brutlag:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to its Registration Statement relating to the proposed reorganization of the Horizon Spin-off and Corporate Restructuring Fund into the Kinetics Spin-Off and Corporate Restructuring Fund, a series of the Registrant.  The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on June 13, 2017 pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of New York and the State of New York, on the 7th day of July, 2017.

If you have any questions or comments, please do not hesitate to contact Eric W. Pinciss of U.S. Bancorp Fund Services, LLC at (626) 914-7220.

Kinetics Mutual Funds, Inc.

/s/Jay Kesslen
By: Jay Kesslen
Title: Vice President and Assistant Secretary